Exhibit 99.1

Investor Relations PRESS RELEASE

Resolutions of Grupo Televisa’s Shareholders’ Meetings

Mexico City, April 26, 2023 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) informs that in connection with the Extraordinary General Stockholders’ Meeting, stockholders resolved to approve the cancellation of the shares underlying 70,895,193 Ordinary Participation Certificates (CPOs) previously acquired by Televisa as part of Televisa’s share buy-back program. By virtue of the foregoing, Article Six of Televisa’s bylaws was amended to reflect this capital stock reduction.

Also, in connection with the Extraordinary General Stockholders’ Meeting, stockholders approved a spin-off (escisión) of the Company to separate certain businesses of the Other Businesses segment, including the soccer operations, the Azteca Stadium, gaming operations, and publishing and distribution of magazines. Once the spin-off becomes effective, a new holding company of the spun-off businesses will be created, which will be listed on the Mexican Stock Exchange and will have the same shareholding structure as the Company. The spin-off remains subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations.

About Televisa

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations

www.televisair.com.mx

Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx

Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx

Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx